Exhibit 99.1

Brenmiller Plans to Ramp Sales Across Europe Through New Joint Venture with Green Enesys and Viridi

●	The new Joint Venture will focus on driving product sales, delivering energy services, and providing project-level financing in high-growth markets, starting in Spain, Germany, and France
●	Green Enesys and Viridi develop and deploy giga-scale clean energy projects worldwide using a proven, scalable, and cost-effective method

ROSH HA’AYIN, Israel, August 23, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG, TASE: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today announced that it has signed a term sheet (the “Term Sheet”) with European renewable energy developers Green Enesys and Viridi to establish a new joint venture (“JV”) in Spain. The new entity will deliver Brenmiller’s products, including the bGen™ and recently unveiled bGen™ ZERO, through an Energy as a Service (EaaS) business model, beginning in Spain, Germany, and France. Under the JV, Brenmiller will maintain all of its intellectual property and will manufacture all bGen™ modules for the JV’s projects in Spain, Germany and France at Brenmiller’s gigafactory in Israel, which is financed by the European Investment Bank. Establishing the JV and the activities contemplated by the JV are subject to negotiating and execution of definitive agreements.

“Green Enesys and Viridi are professional and reliable partners for us, with a proven track record for delivering significant renewable generation worldwide. Importantly, they share our commitment to helping decarbonize industrial heat production,” said Avi Brenmiller, CEO and Chairman of the Board of Brenmiller Energy. “Our partnership with Green Enesys and Viridi will accelerate the distribution of our next-generation product - the bGen™ ZERO - which was unveiled earlier this month and boasts a 34% improvement in energy density and a 40% increase in charging power, offering best-in-class cycle efficiency, operational reliability, and further cost savings.”

“Spain was a natural choice for us. Brenmiller’s management team played a key role in helping start up Spain’s solar industry 20 years ago when it became the second country in the world, after Israel, to mandate the installation of solar hot water systems. We’ve continued to push the limits on renewable thermal generation since then and are now seizing on our established footprint to accelerate the delivery of high-temperature electric heat to Europe’s industrial manufacturing sector,” Brenmiller continued.

“Adding Brenmiller’s bGen to our circular closed loop renewable energy offering will accelerate access to low-cost and reliable electric heat, contributing greater flexibility to Europe’s growing clean generation capacity and helping alleviate countries’ reliance on natural gas,” said Dr. José Luis Morán, Director of Integrated Energy Solutions at Green Enesys and Viridi. “We are eager to integrate Brenmiller’s bGen™ products into our offering and development pipelines throughout Spain, Germany, and France.”

Spain, Germany, and France represent a combined 45% of the European Union’s manufacturing production, are home to numerous multinational clean energy utilities and skilled engineering talent, and offer favorable capital and operational incentives for industrial-scale renewable energy projects, making them key markets to scale the adoption of TES technologies.

Brenmiller’s award-winning bGen™ ZERO is a mature, scalable, and cost-effective way to convert electricity into heat to provide industrial process power and enable 24/7 renewable management.

About Green Enesys and Viridi

Viridi RE is a well-established renewable energy developer with a demonstrated track record across Europe and the Americas. Viridi RE is developing renewable energy projects worldwide, including Battery Energy Storage Systems, PV and green hydrogen/methanol, and hybrid renewable systems projects. For more information visit the company’s website at www.viridire.com and follow the company on LinkedIn.

Green Enesys Group is an international renewable energy project developer established in 2009; over the last 14 years, the company has developed, financed, and delivered over 490 MWp containing 49 Solar PV projects in Europe and Latin America. Together with Viridi RE, Green Enesys is developing renewable energy projects worldwide, including green hydrogen/methanol projects and smart integrated energy solutions. For more information visit the company’s website at www.greenenesys.com and follow the company on LinkedIn.

Green Enesys and Viridi deliver the complete range of technical and financial processes required to bring a utility-scale renewable project to ready-to-built status. The project development execution includes all planning and permitting requirements with authorities, municipalities, and governments, the identification and securing of suitable land and connection to the grid, and the financing and sales of the developed projects. The engineering team furthermore carries out technical and feasibility studies. The companies are currently active in more than 15 countries worldwide and have a project pipeline for renewable and battery projects of more than 3 GW in Spain and more than 10 GW worldwide. In addition, they are leading the way in the production of e-methanol (green methanol derived from green hydrogen).

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the partnership with European renewable energy developers Green Enesys and Viridi to establish a new JV in Spain; the Company’s plans to ramp sales across Europe under the planned JV; the new entity’s business model, including the delivery of Brenmiller’s products beginning in Spain, Germany, and France; providing project-level financing in high growth markets; Spain as a key market for the early adoption of industrial decarbonization technology; that the partnership between the Company and Green Enesys and Viridi will accelerate the distribution of the Company’s next-generation new innovative product - the bGen™ ZERO; and that Brenmiller’s bGen renewable energy offering will accelerate access to low-cost and reliable electric heat, contributing greater flexibility to Europe’s growing clean generation capacity and helping alleviate countries’ reliance on natural gas. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com